Syneron Medical Ltd. Announces Availability of its Annual Report on Form 20-F through its Website

Yokneam Illit, Israel, March 21, 2013 – Syneron Medical Ltd. (Nasdaq: ELOS), the leading global aesthetic device company, today announced that its Annual Report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 21, 2013, is available on its website (www.syneron.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to NASDAQ Listing Rule 5250(d)(1)(C).

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical

Email: cfo@syneron.com